Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

Contact:  336-436-4855  Shareholder Direct:  800-LAB-0401
Pamela Sherry    www.labcorp.com


LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
THIRD QUARTER RESULTS

Revenue Increase of 13.9 Percent Led by Strong Volume Growth and Price
Gains


Burlington, NC, October 23, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter and nine months ended
September 30, 2000.

Third Quarter Results
Net sales for the third quarter were $488.1 million, operating income was $69.3 million, and net income was $32.8 million. This compares with net sales of $428.6 million, operating income of $40.1 million, and net income of $17.2 million in the third quarter of 1999. Diluted earnings per common share for the quarter were $0.94, versus $0.32 for the comparable 1999 quarter. The 13.9 percent increase in net sales is the result of a 9.4 percent increase in volume and a 4.5 percent increase in price.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were $92.1 million for the third quarter, or 18.9 percent of net sales, versus $60.3 million, or 14.1 percent of net sales, for the comparable period in 1999. Days sales outstanding (DSO) for the quarter remained on target at 70 days. The balance owed on LabCorp's term loan was reduced to $500.5 million at the end of the third quarter, from $573.4 million at the end of 1999, and the balance on its $450 million revolving line of credit facility remained at zero.

"LabCorp delivered another strong quarter, as positive trends in key performance indicators such as volume, price, DSO, and cash collections continued throughout the entire Company," said Thomas P. Mac Mahon, chairman and chief executive officer. "NGI, our recent acquisition in Los Angeles, was an important contributor to these results, and continues to meet our expectations as we begin to realize the planned benefits from this world leader in hepatitis testing."

Nine Month Results
For the nine-month period ended September 30, 2000, LabCorp generated net sales of $1,433.3 million, operating income of $198.0 million, and net income of $91.2 million. For the same period in 1999, net sales were $1,276.0 million, operating income was $116.6 million, and net income $51.2 million. Diluted earnings per common share were $2.66, compared to $1.10 in the 1999 period. The revenue increase of approximately 12.3 percent consists of a 8.9 percent increase in volume and a 3.4 percent increase in price. EBITDA was $263.5 million, or
18.4 percent of net sales, versus $178.9 million, or 14.0 percent of net sales, for the comparable period in 1999.

"Growth in genomic testing and our managed care business continues to drive our successful strategy to leverage our national scale with our state-of-the art testing and information-rich capabilities," said Mr. Mac Mahon. "LabCorp is well positioned to build on these strengths to take full advantage of key growth trends such as increased use of testing by managed care companies for early disease detection, new genomics tests, and favorable demographic trends."

A live broadcast of LabCorp's quarterly conference call on October 24, 2000 will be available online at www.labcorp.com or at www.streetfusion.com beginning at 9:00 a.m. Eastern Daylight Time, with an online rebroadcast continuing through January 31, 2001. The live call at 9:00 a.m. is also available in a listen-only mode by dialing 212-896-6304. A telephone replay of the call will be available through October 31, 2000 and can be heard by dialing 800-633-8284. The access code for the telephone replay is 164-30-579.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction
(PCR) technology and its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents. Its Center for Occupational Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.










LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                   (Unaudited)                  (Unaudited)
                                Three Months Ended         Nine Months Ended
                                   September 30,              September 30,
                               --------------------     ----------------------
                                2000         1999         2000           1999
                               --------------------     -----------------------
Statement of Operations Data:
Net sales                      $ 488.1      $ 428.6     $  1,433.3   $  1,276.0
Cost of sales                    291.4        265.2          851.8        796.9
Selling, general and
 administrative                  118.8        115.6          359.3        339.1
Amortization of intangibles
 and other assets                  8.6          7.7           24.2         23.4
                               -------      -------     ----------    ---------
Operating income                  69.3         40.1          198.0        116.6
                               -------      -------     ----------    ---------

Other (income) expense            (0.9)         1.9           (0.2)         2.8
Interest expense                   9.4         10.4           29.3         31.2
                               -------      -------     ----------    ---------

Earnings before income taxes      60.8         27.8          168.9         82.6

Provision for income taxes       (28.0)       (10.6)         (77.7)       (31.4)
                               -------      -------     ----------    ---------
Net earnings                      32.8         17.2           91.2         51.2

Less preferred stock dividends
  and accretion of mandatorily
  redeemable preferred stock        --         13.1           34.6         37.1
                                ------      -------      ---------     --------
Net income attributable to
  Common shareholders           $ 32.8      $   4.1     $     56.6   $     14.1
                                ======      =======     ==========   ==========
Diluted earnings per share      $  0.94     $   0.32    $      2.66  $      1.10
                                =======     ========    ===========  ===========

Weighted-average shares
  outstanding - diluted           34.8         13.1           34.2         12.8
                                ======       ======     ==========   ==========

                                        (Unaudited)
                                      Nine Months Ended          Year Ended
                                        September 30,            December 31,
                                      -----------------          ------------
                                            2000                      1999
                                      -----------------          ------------
Balance Sheet Data:
Cash and cash equivalents              $     15.3                $     40.3
Accounts receivable, net                    378.1                     348.0
Property, plant & equipment                 271.5                     273.2
Intangible assets, net                      806.6                     804.0
Other assets                                168.3                     124.7
                                       ----------                ----------
                                       $  1,639.8                $  1,590.2
                                       ==========                ==========

Total bank debt                        $    500.5                $    573.4
Other liabilities                           305.3                     282.7
Redeemable preferred stock                     --                     558.7
Shareholders' equity                        834.0                     175.4
                                       ----------                ----------
                                       $  1,639.8                $  1,590.2
                                       ==========                ==========